Exhibit 99.2

Bilibili Inc. Announces Completion of US$690 Million Convertible Senior Notes and Offering of Class Z Ordinary Shares in Connection with Hedging Transactions of Certain Convertible Notes Investors and Terms of Concurrent Repurchase

SHANGHAI, May 23, 2025 — Bilibili Inc. (“Bilibili” or the “Company”) (Nasdaq: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced (i) the completion of its offering (the “Notes Offering”) of US$690 million in aggregate principal amount of convertible senior notes due 2030 (the “Notes”), including the initial purchasers’ full exercise of option to purchase an additional US$90 million in aggregate principal amount of the Notes, and (ii) the completion of the previously announced concurrent offering of its 10,281,240 Class Z ordinary shares that have been borrowed from non-affiliate third parties and offered in a separate underwritten offering.

Notes Offering

The Notes have been offered to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”).

The Notes constitute senior, unsecured obligations of the Company. The Notes will mature on June 1, 2030, unless repurchased, redeemed or converted in accordance with their terms prior to such date. Holders may convert their Notes at their option at any time prior to the close of business on the seventh scheduled trading day immediately preceding the maturity date. The initial conversion rate of the Notes is 42.1747 Class Z ordinary shares per US$1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately HK$185.63 per Class Z ordinary share and represents a conversion premium of approximately 27.1% above the closing price HK$146.00 per Class Z ordinary share of the Company on the Hong Kong Stock Exchange on May 21, 2025) and a premium of approximately 32.5% to the clearing share price of the Concurrent Delta Offering of HK$140.10 per Class Z ordinary share of the Company, and is subject to adjustment upon the occurrence of certain events. Upon conversion, subject to certain procedures and conditions set forth in the terms of the Notes, the Company will cause to be delivered the Company’s Class Z ordinary shares, par value US$0.0001 per share. Holders may elect to receive the Company’s American depositary shares (“ADS”), each representing one Class Z ordinary share, in lieu of Class Z ordinary shares deliverable upon conversion.

The Notes will bear interest at a rate of 0.625% per year, payable semiannually in arrears on June 1 and December 1 of each year, beginning on December 1, 2025.

The Company plans to use the net proceeds from the Notes Offering to enhance its content ecosystem to facilitate user growth, facilitate IP asset creation, and unleash its inherent potential. The Company also plans to use the net proceeds from the Notes Offering to improve its overall monetization efficiency, fund the Concurrent Repurchase (as defined below), fund future repurchases (from time to time) under its share repurchase program, and for other general corporate purposes.

The Notes, the Class Z ordinary shares deliverable upon conversion of the Notes or the ADSs deliverable in lieu thereof have not been registered under the Securities Act, or any state securities laws. They may not be offered or sold within the United States or to U.S. persons, except in reliance on the exemption from registration under the Securities Act.

Concurrent Delta Offering

The Company also completed the concurrent offering of its 10,281,240 Class Z ordinary shares that have been borrowed from non-affiliate third parties and offered in a separate underwritten offering by Goldman Sachs (Asia) L.L.C. and Morgan Stanley Asia Limited (the “Underwriters” and the “Concurrent Delta Offering”, respectively), each acting severally on behalf of itself and/or its respective affiliates, at HK$140.10 per Class Z ordinary share. The Underwriters used the resulting short position to facilitate hedging transactions by certain investors subscribing for the Notes, who employ a convertible arbitrage strategy (the “Convertible Arbitrage Investors”). The Company has been advised that each Underwriter has concurrently entered into off-market privately negotiated derivative transactions relating to the Class Z ordinary shares, which enabled Convertible Arbitrage Investors to establish their initial short positions in the Class Z ordinary shares to hedge market risk in the Notes. The number of Class Z ordinary shares subject to the Concurrent Delta Offering generally corresponds to such initial short positions of the Convertible Arbitrage Investors. No new Class Z ordinary shares have been issued in the Concurrent Delta Offering.

The Company has filed an automatic shelf registration statement on Form F-3 (including a prospectus) with the SEC. The Concurrent Delta Offering has been made only by means of a prospectus supplement and the accompanying prospectus. You may obtain these documents by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the prospectus supplement and the accompanying prospectus may be obtained from Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, Attention: Prospectus Department, Email: Prospectus-ny@ny.email.gs.com, Telephone: 1 (866) 471-2526; or Morgan Stanley Asia Limited, c/o Morgan Stanley & Co. LLC, 180 Varick Street, New York, New York 10014, Attention: Prospectus Department, Email: prospectus@morganstanley.com, Telephone: 1 (866) 718-1649.

The Company has subscribed for and been allocated 5,588,140 of its Class Z ordinary shares offered in the Concurrent Delta Offering for an aggregate amount of approximately HK$782.9 million at the offering price (the “Concurrent Repurchase”). The Concurrent Repurchase is being made pursuant to the Company’s existing share repurchase program. The Company used part of the proceeds from the Notes Offering for the Concurrent Repurchase. The Concurrent Repurchase enables investors to establish some of their initial short positions in the Class Z ordinary shares to hedge market risk in the Notes and reflects the Company’s confidence in its long-term strategy and growth. The repurchased shares will be cancelled.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday lives of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bonds among them. Bilibili pioneered the “bullet chatting” feature, a live comment function that has transformed our users’ viewing experience by displaying the thoughts and feelings of audience members viewing the same video. The Company has now become the welcoming home of diverse interests among young generations in China and the frontier for promoting Chinese culture across the world.

For more information, please visit: http://ir.bilibili.com.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: -86-21-2509-9255 Ext. 8523

Email: ir@bilibili.com

Piacente Financial Communications

Helen Wu

Tel: -86-10-6508-0677

Email: bilibili@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: -1-212-481-2050

Email: bilibili@tpg-ir.com

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